*KW 3/4


13013104

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC Mail Processing Section
FEB 26 2013
Washington DC
402

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
~~8-50422~~ 8-51855

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/12 (MM/DD/YY) AND ENDING 12/31/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Spot Trading L.L.C.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

440 South LaSalle Street, Suite 2800
(No. and Street)

Chicago	Illinois	60605
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert Merrilees (312)362-4550
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
((Name – *if individual, state last, first, middle name*))

155 N. Wacker Drive	Chicago	Illinois	60606
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a current valid OMB control number.

1302-1025694

EY 3/5/13

I, Robert Merrilees, affirm that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Spot Trading L.L.C., for the year ended December 31, 2012, are true and correct. I further affirm that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.



Signature

Chief Executive Officer

Title



NOTARY PUBLIC
OFFICIAL SEAL
STATE OF ILLINOIS
MARCIA M SALERNO
MY COMMISSION EXPIRES
AUGUST 25, 2014



Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income.
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Member's Equity.
- ☐ (f) Statement of Changes in Subordinated Borrowings.
- ☐ (g) Computation of Net Capital Pursuant to Rule 15c3-1.
- ☐ (h) Statement Regarding Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Statement Regarding the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report (separately bound as per Rule 17a-5(e)(4)).
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Supplementary Report of Independent Registered Public Accounting Firm on Internal Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



STATEMENT OF FINANCIAL CONDITION

Spot Trading L.L.C.
(A Wholly Owned Limited Liability
Company of Spot Holdings L.P.)
December 31, 2012
With Report of Independent Registered
Public Accounting Firm

Ernst & Young LLP


ERNST & YOUNG

Spot Trading L.L.C.
(A Wholly Owned Limited Liability Company of Spot Holdings L.P.)

Statement of Financial Condition

December 31, 2012

Contents

Report of Independent Registered Public Accounting Firm

The Member
Spot Trading L.L.C.

We have audited the accompanying statement of financial condition of Spot Trading L.L.C. (the Company) as of December 31, 2012 filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the statement of financial condition.

Management's Responsibility for the Financial Statement

Management is responsible for the preparation and fair presentation of the statement of financial condition in conformity with U.S. generally accepted accounting principles; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free of material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on the statement of financial condition based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the statement of financial condition, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the statement of financial condition in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the statement of financial condition.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the statement of financial position referred to above presents fairly, in all material respects, the financial position of Spot Trading L.L.C. as of December 31, 2012 in conformity with U.S. generally accepted accounting principles.

Ernst & Young LLP

Chicago, Illinois
February 21, 2013

Spot Trading L.L.C.

(A Wholly Owned Limited Liability Company of Spot Holdings L.P.)

Statement of Financial Condition

Year Ended December 31, 2012

Assets	
Cash	$ 68,177
Securities owned, at fair value	1,646,549,549
Fixed assets (net of accumulated depreciation and amortization of $9,678,061)	4,640,832
Prepaid expenses	542,051
Other assets	566,978
Total assets	$ 1,652,367,587
Liabilities and member's equity	
Liabilities:	
Securities sold, not yet purchased, at fair value	$ 958,145,770
Payable to broker-dealer	593,597,329
Payable to Parent	2,607,844
Payable to Affiliate	573,247
Accrued compensation and benefits	3,515,888
Accounts payable, accrued expenses, and other liabilities	2,249,772
	1,560,689,850
Subordinated borrowings	-
Member's equity	91,677,737
Total liabilities and member's equity	$ 1,652,367,587

See accompanying notes.

Spot Trading L.L.C.
(A Wholly Owned Limited Liability Company of Spot Holdings L.P.)

Notes to Statement of Financial Condition

December 31, 2012

1. Organization and Nature of Business

Spot Trading L.L.C. (Spot Trading or the Company) is a broker-dealer registered with the U.S. Securities and Exchange Commission (SEC) under the Securities Exchange Act of 1934. The Company is a technology-focused proprietary trading firm that engages in various trading activities, primarily buying, selling, and dealing as a principal in U.S. exchange-traded options, equity securities, and futures for its own account. The Company is a Trading Permit Holder and market maker on the Chicago Board Options Exchange, Incorporated (CBOE); a Trading Permit Holder on C2 Options Exchange, Incorporated; a member organization on BATS Exchange, Inc.; an order flow provider on the Boston Options Exchange; an Electronic Access Member on the International Securities Exchange, LLC; a member organization of the NASDAQ OMX PHLX LLC; a market maker on the NYSE Arca Options trading platform of NYSE Arca, Inc.; a market maker on the NYSE Amex Options trading platform of NYSE MKT LLC; a Participant on ICE U.S. OTC Commodities, LLC; and a Trading Privilege Holder on the CBOE Futures Exchange. Spot Trading is also registered with the Financial Industry Regulatory Authority (FINRA). Spot Trading clears all transactions through another broker-dealer, Goldman Sachs Execution & Clearing L.P. (GSEC). Spot Trading's financial Designated Examining Authority is the CBOE.

The Company is an Illinois limited liability company and is a 100% wholly owned subsidiary of Spot Holdings L.P. (the Parent), a Delaware holding company. The Parent is the manager of the Company and shall only dissolve if the manager determines to dissolve the Company or if the Company has no members or interest holders for 30 consecutive days. The Company's Chief Executive Officer is Robert Merrilees. All business is conducted from the Company's office in Chicago, Illinois.

2. Significant Accounting Policies

Basis of Presentation

The accompanying statement of financial condition has been prepared in accordance with U.S. generally accepted accounting principles (U.S. GAAP).

2. Significant Accounting Policies (continued)

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect amounts reported in the statement of financial condition and accompanying notes. Management believes that the estimates utilized in preparing the statement of financial condition are reasonable and prudent. Actual results could differ from these estimates.

Financial Instruments

Proprietary equity securities, which include common stock and exchange-traded funds (ETFs), and derivative financial instruments, which include option and futures contracts that derive their value from underlying assets, indices, or a combination of these factors, are recorded in securities owned and securities sold, not yet purchased in the statement of financial condition on a trade-date basis.

Securities sold, not yet purchased are collateralized by cash and securities owned that are on deposit with the clearing broker. All securities owned are pledged to the clearing broker on terms that permit the clearing broker to sell or repledge the securities to others, subject to certain limitations.

Securities sold, not yet purchased represent obligations to deliver specified securities at predetermined prices. The Company is obligated to purchase the securities at a future date at then-prevailing prices that may differ from the market values reflected in the statement of financial condition. Accordingly, these transactions result in off-balance-sheet risk, as the Company's ultimate obligation to satisfy the sale of securities sold, not yet purchased may exceed the amount reflected in the statement of financial condition.

Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net in payable to broker-dealer in the statement of financial condition.

2. Significant Accounting Policies (continued)

Fair Value of Financial Instruments

The fair value of a financial instrument is defined as an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

The established fair value hierarchy for inputs used in measuring fair value maximizes the use of observable inputs and minimizes the use of unobservable inputs by prioritizing that the most observable inputs be used when available. The three levels of the fair value hierarchy are described below:

- Level 1 – Quoted prices in active markets for identical assets or liabilities
- Level 2 – Other observable inputs, such as quoted prices for similar assets or liabilities in active markets; identical assets or liabilities in inactive markets; or observable inputs, such as interest rates and yield curves, and other market-corroborated inputs
- Level 3 – Unobservable inputs, including market information together with the Company's judgments about the assumptions market participants would use in pricing the assets or liabilities

When available, the Company uses quoted market prices in active markets to determine the fair value. A financial instrument's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Fair value measurements do not include transaction costs.

In determining fair value for financial instruments, the Company separates its securities owned and securities sold, not yet purchased into two categories: equity securities (including common stock and ETFs) and derivative financial instruments (including options and futures).

2. Significant Accounting Policies (continued)

The Company's equity securities and derivative financial instruments may be classified within Level 1, Level 2, or Level 3 of the fair value hierarchy that prioritizes inputs to valuations. The Company's equity securities and derivative financial instruments typically fall within Level 1 or Level 2 because they are exchange-traded and valued using quoted market prices or other observable inputs. Listed equity securities and derivative instruments that are actively traded are classified within Level 1 of the fair value hierarchy. Equity securities and derivative financial instruments that are not actively traded, are in bankruptcy, or are restricted are generally classified within Level 2 of the fair value hierarchy. Equity securities and derivative financial instruments where volume has declined significantly or no exchange-trading exists, or where unobservable inputs and the Company's assumptions are used for valuation, are classified within Level 3 of the fair value hierarchy.

Fixed Assets

Fixed assets include computer equipment, furniture, software, and leasehold improvements, recorded at cost, less accumulated depreciation and amortization.

Computer equipment includes servers, workstations, and networking equipment. Networking equipment is depreciated on an accelerated basis over useful lives of five years. Servers and workstations are depreciated on a straight-line basis over useful lives of three years.

Furniture includes office furniture and related fixtures. Furniture is depreciated on an accelerated basis over useful lives of seven years.

Software includes purchased software. Purchased software is depreciated on a straight-line basis over useful lives of three years.

Leasehold improvements include investments made to customize office space occupied under an operating lease to make it suitable for its intended use. Leasehold improvements are depreciated on a straight-line basis over the lesser of the economic useful life of the improvement or the term of the lease.

2. Significant Accounting Policies (continued)

Fixed assets are tested for impairment whenever events or changes in circumstances suggest that an asset's or asset group's carrying value may not be fully recoverable. An impairment loss, calculated as the difference between the estimated fair value and the carrying value of an asset or asset group, is recognized if the sum of the expected undiscounted cash flows related to the asset or asset group is less than the corresponding carrying value. No impairment loss for fixed assets was recorded for the year ended December 31, 2012.

Leases

The Company leases office space under an operating lease. The Company recognizes occupancy expense related to the operating lease on a straight-line basis over the term of the lease. At December 31, 2012, the Company had $668,229 of accrued rent liability recorded in accounts payable, accrued expenses, and other liabilities in the statement of financial condition to be amortized to occupancy expense over the term of the lease. The term of the lease commences on the earlier of the date when the Company becomes legally obligated for the rent payments or the date on which the Company takes possession of the property.

For tenant improvement allowances, the Company records a deferred liability and amortizes the liability over the lease term as a reduction to occupancy expense. At December 31, 2012, the Company had $507,002 of deferred liabilities for tenant improvement allowances recorded in accounts payable, accrued expenses, and other liabilities in the statement of financial condition.

Income Taxes

The Company is a limited liability company and is treated as a disregarded entity pursuant to Treasury Regulation Section 301.7701-3 for federal income tax purposes. Generally, disregarded entities are not subject to entity-level federal or state income taxation and, as such, the Company is not required to provide for income taxes under Accounting Standards Codification (ASC) 740-10, *Income Taxes*. The Company's taxable income becomes taxable to the respective limited partners of the Parent due to the treatment of the Parent as a non-taxable flow-through partnership entity for federal income tax purposes. Accordingly, no provision has been made for federal, state, or local income taxes of the Company.

2. Significant Accounting Policies (continued)

The Company has evaluated tax positions taken or expected to be taken in the course of preparing the Parent's tax returns to determine whether the tax positions are more likely than not to be sustained by the applicable tax authority. Based on this analysis, there were no tax positions not deemed to meet a more-likely-than-not threshold. Therefore, no tax expense, including any interest and penalties, was recorded in the current year, and no adjustments were made to prior periods. Further, the Company does not believe it is reasonably possible that any material tax positions will be recorded within the next 12 months.

The Company recognizes interest and penalties, if any, related to uncertain tax benefits. Although the Company and the Parent are subject to examination by the U.S. Internal Revenue Service and various state and local tax authorities within the United States, all examinations with respect to the Company's federal income tax returns for years prior to 2011 have been closed. The Company is subject to examination by various state and local tax authorities within the U.S. for tax years subsequent to 2008. The Company is not currently under audit by any tax authorities.

3. Payable to Broker-Dealer

Payable to broker-dealer at December 31, 2012, consists of the following:

	2012
Margin payable	$(596,379,424)
Unsettled securities transactions receivable, net	2,680,627
Exchange-traded futures – open trade equity	(193,953)
Dividends and interest receivable, net	295,421
Total	$(593,597,329)

4. Financial Instruments

Fair Value of Financial Instruments

The following table sets forth, by security type and level within the fair value hierarchy, the Company's securities owned and securities sold, not yet purchased at December 31, 2012.

	Level 1	Level 2	Level 3	Total
Securities owned				
Equity securities:				
Common stock	$ 1,158,515,613	$ 1,767,332	$ –	$ 1,160,282,945
Exchange-traded funds	143,436,900	237,603	–	143,674,503
	1,301,952,513	2,004,935	–	1,303,957,448
Derivative financial instruments:				
Options on common stock	300,207,741	646,933	–	300,854,674
Options on exchange-traded funds	29,116,294	65,605	–	29,181,899
Options on index products	1,295,678	–	–	1,295,678
Options on futures	11,259,850	–	–	11,259,850
	341,879,563	712,538	–	342,592,101
Total securities owned	$ 1,643,832,076	$ 2,717,473	$ –	$ 1,646,549,549
Securities sold, not yet purchased				
Equity securities:				
Common stock	$ 560,872,350	$ 696,583	$ –	$ 561,568,933
Exchange-traded funds	83,227,681	258,116	–	83,485,797
	644,100,031	954,699	–	645,054,730
Derivative financial instruments:				
Options on common stock	273,732,608	4,011,240	–	277,743,848
Options on exchange-traded funds	21,020,156	18,136	–	21,038,292
Options on index products	2,448,630	–	–	2,448,630
Options on futures	11,860,270	–	–	11,860,270
	309,061,664	4,029,376	–	313,091,040
Total securities sold, not yet purchased	$ 953,161,695	$ 4,984,075	$ –	$ 958,145,770

4. Financial Instruments (continued)

At December 31, 2012, all of the securities owned were pledged to the clearing broker. ETFs and options on ETFs include index ETFs and commodity ETFs. The index ETFs include those that track the general stock market, as well as specific industries. At December 31, 2012, there were no industry concentrations in equity or derivative securities owned or sold, not yet purchased.

For the year ended December 31, 2012, the Company had no assets or liabilities classified as Level 3 securities. In addition, for the year ended December 31, 2012, the Company had no significant transfers in and out of Level 1 or Level 2 and no transfers in and out of Level 3. The level assigned to a particular security and the inputs or methodologies used for valuing securities are not necessarily an indication of the risk associated with investing in those securities.

Derivative Activities

Derivative financial instruments include exchange-traded options and futures contracts that derive their value from underlying assets, indices, or a combination of these factors. Derivative financial instruments may involve future commitments to purchase or sell other financial instruments. The amounts exchanged are based on the specific terms of the contract with reference to specified securities or indices. All of the Company's derivative contracts are entered into to take proprietary positions as part of the Company's trading activities and do not qualify for hedge accounting.

The daily average number of open contracts for the year ended December 31, 2012 for derivative assets was 2,437,712. The daily average number of open contracts for the year ended December 31, 2012 for derivative liabilities was 2,066,826.

Derivative financial instruments may have market and/or credit risk in excess of the amounts recorded in the statement of financial condition. See Note 9 to the statement of financial condition for a discussion of these risks. The Company manages risk exposures related to its derivative contracts through diversification, by controlling position size, by entering into offsetting positions, and through various analytical monitoring techniques.

5. Fixed Assets

Fixed assets consist of the following at December 31, 2012:

	Cost	Accumulated Depreciation and Amortization	Net
Computer equipment	$ 5,974,689	$ 4,119,092	$ 1,855,597
Furniture	916,861	778,179	138,682
Purchased software	1,623,288	1,217,684	405,604
Leasehold improvements	5,804,055	3,563,106	2,240,949
Total	$ 14,318,893	$ 9,678,061	$ 4,640,832

6. Subordinated Borrowings

On August 12, 2011, the Company entered into two new subordinated revolving loans with one bank. The loans were subsequently amended on October 31, 2011 and August 12, 2012. The first amended loan provides for maximum borrowings of $15,000,000 that are guaranteed by GSEC (the Guaranteed Loan). The second amended loan provides for maximum borrowings of $15,000,000 that are not guaranteed (the Non-Guaranteed Loan). These loans replaced two subordinated revolving loans that provided aggregate borrowings up to $40,000,000 and whose commitments expired on August 12, 2011. The Company fully repaid all amounts outstanding under the previous subordinated revolving loans with borrowings under the new loans on August 12, 2011. The commitments for the amended subordinated revolving loans provide for advances through, but not including, August 13, 2013 (the commitment period). Each advance is due on the maturity date of August 13, 2014. At December 31, 2012, there were no outstanding amounts on either the Guaranteed Loan or the Non-Guaranteed Loan.

The subordinated borrowings constitute part of the Company's net capital under the SEC Net Capital Rule and may be repaid only if the Company continues to meet minimum net capital and other prepayment and repayment requirements as defined in Rule 15c3-1 of the SEC Net Capital Rule after giving effect to such prepayment or repayment and has receipt of approval from the SEC and other regulatory bodies to make such payment. Borrowings under the revolving loans bear interest with reference to the Overnight LIBOR Rate (the Overnight LIBOR Portions) or, at the option of the Company, with reference to the LIBOR Rate (the LIBOR Portions) or Prime Rate (the Prime Rate Portions).

6. Subordinated Borrowings (continued)

Overnight LIBOR Portions bear interest at a rate per annum equal to the Overnight LIBOR Rate plus applicable LIBOR Margin. The Overnight LIBOR Rate is the greater of (a) the Overnight U.S. dollar LIBOR Rate or (b) 1.00%. The LIBOR Margin is 5.00% and 6.00% for the Guaranteed Loan and Non-Guaranteed Loan, respectively, during the commitment period. During the year ended December 31, 2012, the Company's outstanding borrowings under the Guaranteed Loan and Non-Guaranteed Loan were subject to the Overnight LIBOR Rate of 1.00% plus the LIBOR Margin of 5.00% and 6.00%, respectively, for overall rates of 6.00% and 7.00%, respectively. LIBOR Portions bear interest at a rate per annum determined by adding the LIBOR Margin to the LIBOR Rate for the interest period selected (30, 60, or 90 days). Prime Rate Portions bear interest at a floating rate per annum determined by adding the applicable Prime Rate Margin to the Prime Rate in effect. The Prime Rate Margin is 4.00% and 5.00% for the Guaranteed Loan and the Non-Guaranteed Loan, respectively, during the commitment period. Margins on all advances outstanding after the commitment period are subject to an additional 3.00% per annum.

Payments and collections under both revolving loan agreements are applied first to obligations arising under the Non-Guaranteed Loan until paid in full and thereafter to obligations under the Guaranteed Loan. During 2012, the Company paid non-refundable an up-front facility fee of $75,000. This amount is amortized ratably over the term of the commitment. At December 31, 2012, $45,822 of unamortized facility fees are recorded in prepaid expenses in the statement of financial condition. In addition, the new agreements provide for a commitment fee of 1.00% per annum on the average daily unused portion of the bank's commitment.

The revolving loans are subject to a number of restrictive covenants that, in part, limit the ability of the Company to create liens on assets, engage in mergers and consolidations, incur indebtedness for borrowed money, declare dividends, or dispose of assets. The financial covenants under the amended loans require the Company to maintain a minimum amount of tangible net worth, as defined in the loan documents, not to be less than $60,000,000; to maintain a total leverage ratio, as defined in the loan documents, of no more than 0.3334 to 1; and to maintain excess net capital, as defined in the loan documents, of not less than the amount required by the SEC.

6. Subordinated Borrowings (continued)

As the guarantor under the Guaranteed Loan, GSEC guarantees the full indebtedness to the bank under the Guaranteed Loan at maturity, or earlier upon an event of default, as defined in the loan documents. GSEC may exercise or enforce any right of exoneration, reimbursement, recourse, or subrogation available against anyone liable for the indebtedness under the Guaranteed Loan, including the Company, when the amount owed to the bank on both the Guaranteed Loan and the Non-Guaranteed Loan has been fully paid and the commitments to extend credit have terminated or expired. In connection with GSEC providing the guaranty under the Guaranteed Loan, the Company has agreed to provide GSEC with certain rights, including indemnification and reimbursement for any loss or liability, or expense, legal, and/or otherwise, incurred by GSEC in connection with its obligations under the guaranty. The drawn portion of the Guaranteed Loan is subject to a capital usage fee from GSEC.

7. Commitments and Contingencies

The Company leases office space under a non-cancelable operating lease agreement that expires in February 2016. At December 31, 2012, the future minimum annual lease obligations, inclusive of additional estimated payments that may be required for certain increases in operating costs, were as follows:

2013	$ 990,495
2014	1,025,726
2015	1,062,269
2016	181,261
Total	$ 3,259,751

The Company has the option to extend the lease for one period of five years upon expiration of the original term in 2016.

The maximum payouts for option and futures contracts are limited to the notional amounts of each contract. Maximum payouts do not represent the expected future cash requirements, as the Company's written options positions are typically liquidated or expire and are not exercised by the holder of the option. In addition, maximum payout amounts, in the case of the exercise of written call options, may be offset by the subsequent sale of the underlying financial instrument if owned by the Company. The fair values of all written options are included in securities sold, not yet purchased in the statement of financial condition.

7. Commitments and Contingencies (continued)

The Company, in the normal course of business, may be named as defendant in various legal proceedings. The Company provides for expenses associated with such claims when such amounts are probable and can be reasonably estimated. The Company currently does not have any amounts accrued for legal proceedings.

8. Indemnifications

In the normal course of its business, the Company enters into contracts that contain a variety of representations and warranties that provide indemnifications under certain circumstances. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. The Company expects the risk of loss to be remote.

Under the Guaranteed Loan, the Company has provided GSEC with certain indemnifications. See Note 6 to the statement of financial condition for further description.

9. Financial Instruments with Off-Balance-Sheet Risk

The Company, in connection with its proprietary trading activities, enters into various transactions involving derivative financial instruments, primarily options and futures contracts. Options owned provide the Company with the opportunity to deliver or take delivery of specified financial instruments at a contracted price. Options written obligate the Company to deliver or take delivery of specified financial instruments at a contracted price in the event the option is exercised by the holder.

These financial instruments may have market risk and/or credit risk in excess of those amounts recorded in the statement of financial condition.

Market Risk

Derivative financial instruments involve varying degrees of off-balance-sheet market risk. Changes in the market values of the underlying financial instruments may result in changes in the value of the derivative financial instruments. Exposure to market risk is influenced by a number of factors, including the relationships between the derivative financial instruments and the volatility and liquidity in the markets in which the derivative financial instruments are traded.

9. Financial Instruments with Off-Balance-Sheet Risk (continued)

In many cases, the use of derivative and other financial instruments serves to modify or offset market risk associated with other transactions and, accordingly, serves to decrease the Company's overall exposure to market risk. The Company attempts to manage its exposure to market risk arising from the use of these derivative financial instruments through various analytical monitoring techniques.

Credit Risk

Credit risk arises from the potential inability of counterparties to perform in accordance with the terms of the contract. The Company's exposure to credit risk associated with counterparty nonperformance is limited to the current cost to replace all contracts in which the Company has a gain. Exchange-traded derivative financial instruments, such as options and futures, generally do not give rise to significant counterparty exposure due to the cash settlement procedures for daily market movements or the margin requirements of the individual exchanges and clearing brokers.

The Company clears all of its trades through one clearing broker. In the event this counterparty does not fulfill its obligations, the Company may be exposed to risk since all positions are held with this clearing broker. The Company attempts to minimize this credit risk by monitoring the creditworthiness of its clearing broker.

The Company also maintains its cash balances at one bank. Accounts held at the bank are insured by the Federal Deposit Insurance Corporation, up to $250,000, per depositor, per institution. Management believes that the Company is not exposed to any significant credit risk on these cash balances.

10. Employee 401(k) Savings Plan

The Company maintains a savings plan that is qualified under Section 401(k) of the Internal Revenue Code. Employees are eligible to join the plan the first day of the month following the employee hire date. Under this plan, employees may contribute a percentage of eligible compensation on both a pre-tax and after-tax basis. The Company generally matches a percentage of a participating employee's pre-tax contributions following 12 months of employment.

11. Member's Equity

Spot GP L.L.C. (Spot GP) is the general partner of the Parent and has authority to manage the business and affairs of the Parent and, therefore, to manage the Parent's wholly owned subsidiary, Spot Trading. The Class A-1 limited partner of the Parent has sole voting rights with respect to the Parent. Spot GP is managed by Robert Merrilees in his capacity as sole manager. Spot GP may only be removed as general partner of the Parent upon the unanimous vote of the Class A-1 limited partner of the Parent.

12. Net Capital Requirements

The Company is subject to the SEC Net Capital Rule (Rule 15c3-1) under the Securities Exchange Act of 1934, which requires the maintenance of minimum "net capital" equal to the greater of $100,000 or 6 2/3% of "aggregate indebtedness," as defined by Rule 15c3-1. Net capital changes from day to day, but at December 31, 2012, the Company had net capital of $23,402,251, which was $22,839,601 in excess of its required minimum net capital. At December 31, 2012, the percentage of aggregate indebtedness to net capital was 36.1%.

Prepayment and repayment of subordinated borrowings, dividend payments, and other equity withdrawals are subject to certain notification and other provisions of Rule 15c3-1 or other regulatory bodies.

13. Transactions with Parent Company, Affiliates, and Related Parties

Through October 31, 2010, the Parent's sole Class A-1 limited partner had a minority ownership interest in YJT Solutions, LLC (YJT Solutions), a provider of technology and consulting services to the Company. As of October 31, 2010, the Class A-1 limited partner redeemed its entire ownership interest in YJT Solutions in exchange for a personal unsecured promissory note payable over three years in equal annual installments plus interest. The Company owed $66,896 for professional to YJT Solutions at December 31, 2012, with such amount included in accounts payable, accrued expenses, and other liabilities in the statement of financial condition.

As of December 31, 2012, the Company had a net distribution payable to the Parent of $2,607,844, recorded in payable to Parent in the statement of financial condition. The net distribution payable primarily represents compensation-related liabilities to various limited partners of the Parent.

13. Transactions with Parent Company, Affiliates, and Related Parties (continued)

The Company and Spot Technologies L.L.C. (the Affiliate), a wholly owned subsidiary of the Parent, have entered into a non-exclusive, non-transferable, non-sublicensable, royalty-free right and license to use the Affiliate's intellectual property in connection with its normal course of business. Accordingly, the cost basis of internally developed software, and the associated accumulated amortization, is distributed to the Parent (and ultimately to an affiliate) in conjunction with the licensing arrangement. The Parent concurrently transferred the internally developed software to the Affiliate. At the time of the transfers, the Company determined that the net book value of the internally developed software approximated fair value. The net book value of all internally developed software transferred at the time of the reorganization was $199,553. During 2012, the Company incurred an additional $174,285 of internally developed software costs. These amounts were distributed to the Parent and transferred to the Affiliate.

14. Subsequent Events

The Parent made withdrawals of $608,036 of member's equity subsequent to December 31, 2012, for the purpose of funding the various withdrawals of the Parent's limited partners. In addition, $1,774,693 included in payable to Parent in the statement of financial condition as of December 31, 2012, was subsequently paid.

The Company expects the Parent to make additional withdrawals of approximately $8,000,000 during the first quarter of 2013 for purposes of funding the various withdrawals of the Parent's limited partners.

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